SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One)

[X]	Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2001

or

[ ]	Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from _______________ to _______________

Commission File No.: 1-13079

GAYLORD ENTERTAINMENT COMPANY
401(K) SAVINGS PLAN
(Full title of the plan)

GAYLORD ENTERTAINMENT COMPANY
ONE GAYLORD DRIVE
NASHVILLE, TENNESSEE 37214

(Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office)

GAYLORD ENTERTAINMENT COMPANY
401(K) SAVINGS PLAN

FINANCIAL STATEMENTS AND SCHEDULE

DECEMBER 31, 2001 AND 2000

Reports of Independent Auditors

To the Benefits Trust Committee
Gaylord Entertainment Company 401(k) Savings Plan

We have audited the accompanying statement of net assets available for benefits of the Gaylord Entertainment Company 401(k) Savings Plan as of December 31, 2001, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2001, and the changes in its net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States.

Our audit was performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2001 is presented for the purpose of additional analysis and is not a required part of the financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the financial statements as of and for the year ended December 31, 2001, and in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

June 25, 2002
Nashville, Tennessee

The following is a copy of the audit report previously issued by Arthur Andersen LLP in connection with the Plan’s filing on Form 11-K for the year ended December 31, 2000. This audit report has not been reissued by Arthur Andersen LLP in connection with this filing on Form 11-K. See exhibit 99 for further discussion.

To the Benefits Trust Committee of the
Gaylord Entertainment Company 401(k) Savings Plan:

We have audited the accompanying statement of net assets available for benefits of the Gaylord Entertainment Company 401(k) Savings Plan as of December 31, 2000 and 1999, and the related statement of changes in net assets available for benefits for the years then ended. These financial statements and the schedule referred to below are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Gaylord Entertainment Company 401(k) Savings Plan as of December 31, 2000 and 1999, and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held at end of year (Schedule 1) is presented for the purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Arthur Andersen LLP
Nashville, Tennessee
June 18, 2001

Gaylord Entertainment Company 401(k) Savings Plan

Statements of Net Assets Available for Benefits

(In thousands)

	December 31,
	2001	2000

Assets
Investments, at fair value	$63,926	$71,006
Cash	378	688
Interest and dividend income receivable	8	8

Total assets	64,312	71,702
Liabilities
Accrued administrative expenses	6	20

Total liabilities	6	20

Net assets available for benefits	$64,306	$71,682

See accompanying notes.

Gaylord Entertainment Company 401(k) Savings Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2001

(In thousands)

Additions to net assets
Contributions:
Participants	$4,105
Employer, net of forfeitures	1,498

Total contributions	5,603

Investment income:
Interest	275
Dividends	1,453

Total investment income	1,728

Total additions	7,331

Deductions from net assets
Benefits paid to participants	8,458
Net depreciation in fair value of investments	6,072
Administrative expenses and other	177

Total deductions	14,707

Net decrease	(7,376)
Net assets available for benefits at beginning of year	71,682

Net assets available for benefits at end of year	$64,306

See accompanying notes.

Gaylord Entertainment Company 401(k) Savings Plan

Notes to Financial Statements

December 31, 2001

1. Description of Plan

The following summary of the Gaylord Entertainment Company 401(k) Savings Plan (the “Plan”) is provided for general information purposes. Participants should refer to the Plan document for more complete information.

Purpose of the Plan

The Plan was established on October 1, 1980, to encourage and assist employees of Gaylord Entertainment Company (the “Company”), in adopting a regular savings program and to help provide additional security for their retirement. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.

The Plan has been amended and restated on January 1, 1995, April 1, 1996, January 1, 1997, January 1, 2001 and January 1, 2002. As part of the April 1, 1996 amendment and restatement, the Plan became the “Gaylord Entertainment Company 401(k) Savings Plan.” The amendments effective January 1, 1997, had no significant effect on the Plan other than to clarify terms used in the original Plan document. The amendment effective January 1, 2001 eliminated all payment options other than a lump sum payment option. Amendments subsequent to December 31, 2001 are discussed further in Note 7.

Eligibility

An employee is eligible to participate in the Plan upon the earliest of January 1, April 1, July 1 or October 1 (the “entry dates”) as of which such employee has completed one year of eligible service, which includes one thousand hours of service during an eligibility computation period, as defined by the Plan, and attained the age of twenty-one years. Classes of employees excluded from participation in the Plan include: (1) certain employees covered by collective bargaining agreements, (2) casual employees, (3) leased employees, (4) hourly employees who were hired on an “on-call” basis and (5) non-resident, non-United States citizens.

Participation in the Plan is voluntary. In order to participate, an eligible employee must apply for participation on the Plan’s application for enrollment at least twenty days prior to the entry date on which the employee desires to begin participation.

1. Description of Plan (continued)

Contributions

A participant may elect to make tax deferred contributions in amounts between one and twenty percent of his or her compensation through regular payroll deferrals. The Company makes a contribution to the Plan in an amount equal to fifty percent of the first six percent of the participant’s compensation that a participant contributes to the Plan.

Vesting

Participants are immediately vested in their contributions including rollover contributions plus earnings thereon. Participants vest in the Company contributions portion of their accounts plus earnings thereon beginning at forty percent after completion of two years of service as defined by the Plan, increasing by twenty percent with each additional year of service. As such, participants with five or more years of service are fully vested in their entire account balances. Participants retiring at the normal retirement age or becoming permanently and totally disabled, as defined by the Plan, are fully vested in their entire account balances.

Forfeitures

The forfeited balances of terminated participants’ nonvested accounts are used to reduce future employer contributions. During 2001, $168,998 was forfeited by terminated employees. At December 31, 2001 and 2000, there were $71,876 and $23,032, respectively, of unallocated forfeitures included in net assets that were held in suspense.

Investment Options

Participants may direct the investments of all contributions and prior account balances into funds established by the Plan. During 2001, participants allocated their investments in 1% increments in eight investment options.

Distributions

Participants may withdraw their vested account balances upon retirement, death, disability, termination of employment, or early retirement. Participants can choose to have the amount of their vested account balances either paid to them in lump sum or rolled over directly into another qualified plan or individual retirement account. Participants with vested account balances less than $5,000 automatically receive lump sum distributions.

In the event of financial hardship (as defined by the Plan) or where a participant has attained the age of 59-1/2 years, a participant may elect, while still in the employment of the Company, to withdraw all or part of their vested balance amount. A participant may receive a hardship withdrawal only after obtaining the maximum number of loans to which they are entitled. Cases of financial hardship are reviewed and approved by the Plan’s recordkeeper in accordance with

1. Description of Plan (continued)

the applicable provisions of ERISA. A participant may elect at any time to withdraw amounts that were contributed to the Plan as a rollover contribution (subject to certain limitations of the Plan).

Trustee

The assets of the Plan are administered under the terms of a trust agreement between the Company and Charles Schwab Trust Company (the “Trustee”).

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan at any time subject to the provisions of ERISA. In the event the Plan is terminated, participants vest fully in their account balances.

Administrative Expenses

Substantially all administrative expenses of the Plan, which include investment manager and Trustee fees, are paid by the Plan participants based on a flat dollar fee plus an asset-based fee or actual expenditures of the Plan.

Participant Loans

A participant may borrow from their fund account a minimum of $1,000 up to a maximum of $50,000 or 50% of his or her vested account balance. Loans are repayable through payroll deductions over periods ranging up to 60 months unless the loan is to be used to acquire, construct or substantially reconstruct the participant’s principal residence. Each loan bears an interest rate of prime plus 2% and is fixed over the life of the note. A participant may have no more than three loans outstanding at any time. Loans in default at the end of the Plan year are deemed to be distributions.

Voting Rights

Each participant is entitled to exercise voting rights attributable to the shares of Company common stock allocated to his or her account and is notified by the transfer agent, SunTrust Bank, prior to the time such rights are to be exercised.

2. Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements are prepared on the accrual basis of accounting.

2. Summary of Significant Accounting Policies (continued)

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires the Plan’s management to make estimates that affect the amounts reported in the accompanying financial statements and notes. Actual results could differ from these estimates.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value, which equals the quoted market price on the last business day of the Plan year. Shares of registered investment companies are valued at quoted market prices which represent the net asset values of shares held by the Plan at year end. Shares of collective trust fund investments are valued at market value which derives its value from the underlying investments which are at contract value. Shares of Company stock are valued at the last reported sales price on the last business day of the Plan year. Participant loans are valued at their outstanding balances, which approximate fair value.

Interest income is recorded as earned on the accrual basis. Dividend income is recorded on the ex-dividend date.

3. Investments

As of December 31, 2001 and 2000, the following investments were in excess of 5% of net assets (in thousands):

	2001	2000

Dodge and Cox Balanced Fund	$17,513	$15,887
Schwab S & P 500 Fund	17,133	21,824
Gartmore Morley Stable Value Fund	12,417	11,934
Janus Enterprise Fund	5,718	8,581
American AAdvantage International Equity Fund	*	3,902

*	This investment is not greater than 5% of net assets

During 2001, the Plan’s investments (including investments purchased, sold as well as held during the year) appreciated (depreciated) in fair value by $(6,072) as follows (in thousands):

2001

Mutual funds	$(7,102)
Interest in collective trust funds	697
Shares of Gaylord Entertainment Company- common stock	333

$(6,072)

4. Income Tax Status

The Plan has received its latest determination letter from the Internal Revenue Service dated December 3, 1997 stating that the Plan is qualified under section 401(a) of the Internal Revenue Code (the “Code”) and, therefore, the related trust is exempt from taxation. Subsequent to the issuance of the determination letter, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator has indicated that it will take the necessary steps, if any, to maintain the Plan’s qualified status.

5. Reconciliation of Financial Statements to Form 5500

The financial statements of the Plan, as prepared under accounting principles generally accepted in the United States, include distributions to participants as deductions when paid. The Department of Labor requires that amounts allocated to participants who have elected to withdraw from the Plan, but have not yet been paid, be recorded as a liability on the Form 5500.

The following is a reconciliation of the net assets available for benefits and benefits payable at December 31, 2001 and 2000, per the financial statements to the Form 5500 (in thousands):

			Net Assets Available
	Benefits Payable		for Benefits

	2001	2000	2001	2000

Per the financial statements	$—	$—	$64,306	$71,682
Amounts allocated to withdrawing participants	74	153	(74)	(153)

Per the Form 5500	$74	$153	$64,232	$71,529

The following is a reconciliation of benefits paid to participants for the year ended December 31, 2001, per the accompanying financial statements to the Form 5500 (in thousands):

2001

Per the financial statements	$8,458
Add: Amounts allocated to withdrawing participants at end of year	74
Deduct: Amounts allocated to withdrawing participants at beginning of year	(153)

Per the Form 5500	$8,379

6. Parties-In-Interest

The Plan invests in shares of a mutual fund managed by Charles Schwab Investment Management. As Charles Schwab Trust Company acts as trustee of the Plan, transactions in this mutual fund qualify as party-in-interest. In addition, the Plan invests in common stock of the Company. At December 31, 2001 and 2000, the Plan held 91,253 and 88,253 shares, respectively, which represented less than 1% of the outstanding shares of the Company at that date.

7. Subsequent Event

On January 1, 2002, the Plan was amended as follows:

Participants may contribute to the Plan in amounts between one and forty percent of their compensation. The Company, regardless of the amount a participant contributes, will contribute a minimum of two percent of each participant’s salary monthly and may, at its discretion, contribute up to an additional two percent annually (“Discretionary Contribution”).

Additionally, participants become eligible for the Plan after ninety days of service and can vest in Company contributions and Discretionary Contributions at twenty five percent after completing each year of service, as defined by the Plan, until fully vested.

Gaylord Entertainment Company 401(k) Savings Plan

EIN: 73-0664379 Plan No.: 002

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)

December 31, 2001
(in thousands)

		(c)
		Description of Investments
	(b)	Including	(e)
	Identity of Issuer, Borrower,	Maturity Date, Rate of Interest,	Current
(a)	Lessor, or Similar Party	Collateral, Par or Maturity Value	Value

	Dodge and Cox Funds	Balanced Fund	$17,513
*	Schwab Funds	S&P 500 Fund	17,133
	Gartmore Morley Capital Management, Inc.	Morley Stable Value Fund	12,417
	Janus	Enterprise Fund	5,718
	American AAdvantage	International Equity Fund-Plan Class	3,112
*	Gaylord Entertainment Company	Common stock, 91,253 shares	2,245
	PIMCO Funds	Total Return Fund	2,069
	RS Funds Participant Loans	Emerging Growth Fund Interest rates ranging from	1,583
		7.00% to 11.50%	2,136

			$63,926

*	Represents a party-in-interest

Column (d) is not included as investments are participant directed.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator of the Gaylord Entertainment Company 401(k) Savings Plan has duly caused this annual report to be signed on its behalf by the undersigned hereto duly authorized.

GAYLORD ENTERTAINMENT COMPANY 401(k) SAVINGS PLAN

	By:	Benefits Trust Committee for the Gaylord Entertainment Company 401(k) Savings Plan
Date: June 28, 2002	By:	/s/ Kim D. Cannon

Kimberly Cannon Chairperson of the Gaylord Entertainment Company 401(k) Savings Plan Benefits Trust Committee

INDEX TO EXHIBITS

Number	Description	Page

23	Consent of Independent Public Accountants	14
99	Notice Regarding Consent of Arthur Andersen LLP	15